UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 11, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Atlas Resources Public #18-2008 Program

File No. 333-150925 - CF# 23836

Atlas Resources Public #18-2008 Program submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form POS AM filed on July 6, 2009.

Based on representations by Atlas Resources Public #18-2008 Program that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), or that it qualifies as geological or geophysical information under the Freedom of Information Act, 5 U.S.C. 552(b)(9), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.35	through June 1, 2014
Exhibit 10.36	through June 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel